COMPILATION REPORT

To the Board of Directors of Manulife Financial Corporation:

We have read the accompanying unaudited pro forma statements of operation of Manulife Financial Corporation (the “Company”) for the nine month period ended September 30, 2004 and for the year ended December 31, 2003, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Manulife” note 15 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2004, and note 17 to the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement after translation to U.S. dollars.

2.	Compared the figures in the columns captioned “John Hancock” to the unaudited consolidated financial statements of John Hancock Financial Services, Inc. (“John Hancock”) for the 119 day period ended April 28, 2004 reported within its unaudited consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements of John Hancock for the year ended December 31, 2003, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with relevant Canadian securities regulatory requirements.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma statements comply as to form in all material respects with relevant Canadian securities regulatory requirements.

4.	Read the notes to the unaudited pro forma combined financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Manulife” and “John Hancock” for the nine months ended September 30, 2004 and for the year ended December 31, 2003, and found the amounts in the column captioned “Pro forma combined” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada	(Signed) Ernst & Young LLP
January 28, 2005	CHARTERED ACCOUNTANTS

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements relate to the merger of John Hancock Financial Services, Inc. (John Hancock) and Manulife Financial Corporation (Manulife or the Company). The merger agreement, in which John Hancock became a wholly owned subsidiary of Manulife, was effective April 28, 2004.

     The following unaudited pro forma combined financial statements combine the historical consolidated statements of operations of Manulife and John Hancock, prepared in accordance with U.S. GAAP, based on the assumptions set forth in the notes thereto.

     The information shown below should be read in conjunction with the notes thereto and with the historical consolidated financial statements of Manulife and John Hancock, including the respective notes. These unaudited pro forma combined financial statements are presented for informational purposes only and are not necessarily indicative of:

•	the combined results of operations which would have been realized had the acquisition been effective as at or for the periods presented; or

•	the combined results of operations of the combined company in the future.

     You should not rely on the pro forma amounts as being necessarily indicative of the financial position or results of operations of the combined company that would have actually occurred had the merger been effective during the periods presented or of the future results of operations of the combined company. The combined financial statements for the periods presented may have been different had the companies actually been combined during those periods.

U.S. GAAP Unaudited Pro Forma Combined Statements of Operations
For the year ended December 31, 2003

				Note		Pro Forma
	Manulife	John Hancock	Adjustments	Reference		Combined
	(U.S. $ in millions except per share data)
Revenue
Premium income	4,421	4,148	—			8,569
Fee income	1,531	839	(75)	2	(c)	2,295
Investment income	2,607	4,227	(372)	2	(d)	6,462
Realized investment gains	832	34	9	2	(e)	875
Investment management revenues	—	532	—			532
Other revenue	48	292	—			340

Total revenue	9,439	10,072	(438)			19,073

Policy benefits and expenses
Policyholder payments	4,006	2,579	—			6,585
Change in actuarial liabilities	1,015	3,505	(359)	2	(i)	4,161
General Expenses	1,652	1,757	(3)	2	(h)	3,418
			12	2	(f)
Amortization of deferred policy acquisition costs	393	315	(315)	2	(e)	393
Amortization of value of business acquired	—	—	250	2	(g)	250
Policyholder dividends	650	567	—			1,217
Interest	187	—	(11)	2	(j)	176
Premium taxes	85	—	—			85
Non-controlling interest in subsidiaries	38	—	—			38
Trust preferred securities issued by subsidiaries	42	—	—			42

Total policy benefits and expenses	8,068	8,723	(426)			16,365

Income before income taxes and cumulative effect of accounting changes	1,371	1,349	(12)			2,708
Income taxes	250	377	(4)	2	(k)	623

Income before cumulative effect of accounting changes	1,121	972	(8)			2,085

Basic earnings per common share before cumulative effect of accounting changes	2.42					2.59
Diluted earnings per common share before cumulative effect of accounting changes	2.41					2.58
Weighted average number of common shares outstanding (in millions)
Basic	462.7		342.2	3	(b)	804.9
Diluted	465.9		343.7	3	(c)	809.6

See accompanying notes to unaudited pro forma combined financial statements

U.S. GAAP Unaudited Pro Forma Combined Statements of Operations
For the nine months ended September 30, 2004

				Note		Pro Forma
	Manulife	John Hancock (1)	Adjustments (1)	Reference		Combined
	(U.S. $ in millions except per share data)
Revenue
Premium income	5,372	1,389	—			6,761
Fee income	2,128	339	(34)	2	(c)	2,433
Investment income	3,613	1,452	(125)	2	(d)	4,940
Realized investment gains	550	86	(11)	2	(e)	625
Investment management revenues	—	195	—			195
Other revenue	132	95	—			227

Total revenue	11,795	3,556	(170)			15,181

Policy benefits and expenses
Policyholder payments	4,084	1,039	—			5,123
Change in actuarial liabilities	2,276	1,104	(119)	2	(i)	3,261
General Expenses	1,917	663	(9)	2	(h)	2,571
			4	2	(f)	4

Amortization of deferred policy acquisition costs	500	159	(159)	2	(e)	500
Amortization of value of business acquired	125	—	83	2	(g)	208
Policyholder dividends	711	163	—			874
Interest	255	—	(3)	2	(j)	252
Premium taxes	94	—	—			94
Non-controlling interest in subsidiaries	44	—	—			44
Trust preferred securities issued by subsidiaries	31	—	—			31

Total policy benefits and expenses	10,037	3,128	(203)			12,962
Income before income taxes and cumulative effect of accounting changes	1,758	428	33			2,219
Income taxes	420	128	11	2	(k)	559

Income before cumulative effect of accounting changes	1,338	300	22			1,660

Basic earnings per common share before cumulative effect of accounting changes	2.03					2.06
Diluted earnings per common share before cumulative effect of accounting changes	2.01					2.04
Weighted average number of common shares outstanding (in millions)
Basic	659.9	147.3		3	(b)	807.2
Diluted	665.7	148.2		3	(c)	813.9

(1)	For the pre-acquisition period from January 1, 2004 to April 28, 2004

See accompanying notes to unaudited pro forma combined financial statements

NOTES TO THE UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS
(U.S. $ in millions, unless otherwise stated)

1.     Basis of Presentation

     The unaudited pro forma combined financial statements (referred to as the pro forma financial statements) give effect to the merger as if it had occurred as at January 1, 2003. On April 28, 2004, the Company completed the merger with John Hancock. The related assets acquired and liabilities assumed in the merger are included in Manulife’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004. Accordingly, a pro forma balance sheet as at September 30, 2004 is not presented. The unaudited pro forma combined statements of operations have been prepared based on John Hancock’s U.S. GAAP consolidated financial statements and Manulife’s U.S. GAAP consolidated financial information contained within its Canadian GAAP consolidated financial statements.

     Manulife prepares consolidated annual and interim financial statements in conformity with Canadian GAAP and expressed in Canadian dollars. John Hancock’s historical financial statements have been prepared in accordance with U.S. GAAP. As a result of the significant and complex differences between Canadian GAAP and U.S. GAAP for life insurers, it is not possible to properly prepare a set of Canadian GAAP financial statements for John Hancock for periods prior to the merger. Consequently, these unaudited pro forma combined financial statements cannot be properly prepared in accordance with Canadian GAAP or reconciled to Canadian GAAP. Accordingly, these unaudited pro forma combined financial statements are prepared in conformity with U.S. GAAP and expressed in U.S. dollars.

     The unaudited pro forma combined statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 have been prepared using the following information:

     (a) Unaudited interim consolidated financial statements of Manulife as at and for the nine months ended September 30, 2004, which includes John Hancock’s results of operations for the period from April 29, 2004 to September 30, 2004;

     (b) Audited consolidated financial statements of Manulife as at and for the year ended December 31, 2003;

     (c) Unaudited interim consolidated financial statements of John Hancock as at and for the six months ended June 30, 2004 (which include a statement of operations for the period from January 1, 2004 to April 28, 2004, the period prior to acquisition);

     (d) Audited consolidated financial statements of John Hancock as at and for the year ended December 31, 2003; and

     (e) Such other supplementary information as was considered necessary to reflect the acquisition in the pro forma financial statements.

     Manulife’s U.S. GAAP consolidated statements of operations have been translated to U.S. dollars using the average rate of exchange during the periods presented.

     The pro forma financial statements do not include the anticipated financial benefits from such items as cost savings and revenue synergies arising from the acquisition nor do the pro forma financial statements include the portion of restructuring and integration costs to be incurred by Manulife, unless otherwise realized. Certain elements of the John Hancock consolidated financial statements have been reclassified to conform to the presentation used by Manulife.

     The pro forma financial statements are not intended to reflect the results of operations that would have resulted had the acquisition been effected on the date indicated, or the results that may be obtained by the combined company in the future. The pro forma financial statements should be read in conjunction with the consolidated financial statements of Manulife and John Hancock.

2.     The Acquisition of John Hancock

     (a) Effective April 28, 2004, the Company completed a merger with John Hancock under which Manulife became the beneficial owner of all of the outstanding common stock of John Hancock that were not already beneficially owned by the Company as general fund assets, and John Hancock became a wholly owned subsidiary of Manulife.

     Pursuant to the merger, holders of John Hancock common stock received 1.1853 common shares of Manulife for each John Hancock common stock. Approximately 342.2 million Manulife common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the Manulife common shares for the period from September 25, 2003 to September 30, 2003. As at the date of acquisition, the common stock of John Hancock that was beneficially owned by the Company as general fund assets had a carrying value of $216. In addition, all of the John Hancock unvested stock options as of the date of announcement of the acquisition on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million Manulife stock options. The Company recorded $159 as part of the purchase consideration and share capital, representing the fair value of these John Hancock stock options based on the closing share price of Manulife as at April 28, 2004.

     (b) For the purposes of Manulife’s consolidated statement of operations for the nine months ended September 30, 2004 and the pro forma financial statements, the acquisition is accounted for using the purchase method of accounting.

(U.S.$ in millions)
Total purchase consideration
Manulife common shares	$10,006
Cash consideration for partial shares	11
Fair value of John Hancock stock options exchanged for Manulife stock options (using the Black-Scholes valuation model)	159
Cost of John Hancock common stock currently beneficially owned by Manulife	216
Estimated transaction costs, net of tax	25

Total purchase price	$10,417

     The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed based on the estimated fair values at April 28, 2004, the date of acquisition:

As at April 28, 2004
(U.S. $ in millions)

Assets
Invested assets	$76,708
Intangible assets	1,489
Goodwill	4,417
Value of business acquired	3,886
Other assets	6,333
Separate account assets	23,121

Total assets acquired	$115,954

Liabilities
Actuarial liabilities and policyholder funds	$75,818
Other liabilities	6,598
Separate account liabilities	23,121

Total liabilities assumed	$105,537

Net assets acquired	$10,417

     The excess of the purchase price over the estimated fair value of the net assets acquired, including identifiable intangible assets, has been allocated to goodwill. The goodwill arising from the acquisition of John Hancock may be adjusted in 2005 in terms of both amount and allocation to the Company’s major reportable segments as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.

     (c) Represents the elimination of John Hancock’s historical amortization of that portion of the unearned revenue liability representing deferred fee income.

     (d) Represents the adjustment to John Hancock’s historical amortization of premiums and discounts on bonds and mortgages based on the fair value and maturity values of these assets as at April 28, 2004, the date of acquisition. In addition, as required by Financial Accounting Standards Board (FASB) Interpretation No. 21, “Accounting for leases in a Business Combination” (FIN 21), and FASB Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (SFAS 13), the Company revised the pattern of recognition of investment income related to leveraged leases. This revision in the pattern of recognition of investment income is substantially offset by a related change in the recognition of the associated income tax expense. Realized gains and losses have not been adjusted and therefore are based on their historical cost basis.

     (e) Represents the elimination of John Hancock’s historical amortization of deferred policy acquisition costs.

     (f) Represents the amortization of identifiable intangible assets with finite lives arising from the acquisition. Amortizable assets include distribution networks and other investment management contracts and have weighted average lives of 21 years and 9 years, respectively.

     (g) Represents the amortization of the Value of Business Acquired (VOBA). Purchase accounting requires the calculation and recording of VOBA. VOBA reflects the estimated fair value of the business in force and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance, health insurance and annuity contracts existing as at the effective time of the acquisition. The expected future cash flows used in determining such value were based on actuarially determined projections, by each major line of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, changes in reserves, operating expenses, investment income and other factors. These projections took into account all known or expected factors at the valuation date, based on the judgment of management. The actual experience on purchased business may vary from projections due to differences in renewal premiums, investment spreads, investment gains or losses, mortality and morbidity costs, or other factors. The use of discount rates was necessary to establish fair values of VOBA. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.0% was used to value VOBA.

Amortization of VOBA occurs with interest over the anticipated lives of the major lines of business in relation to estimated gross profits, gross margins or premiums, as appropriate. VOBA has a weighted average lives ranging from 6 to 17 years. If estimated gross profits, gross margins or premiums differ from expectations, the amortization of VOBA is adjusted on a retrospective or prospective basis, as appropriate. As at the date of acquisition on April 28, 2004, the VOBA balance was estimated at $3.9 billion.

The following table provides an estimated pro forma amortization of VOBA from October 1, 2004 to December 31, 2008. The amounts below are based on the VOBA balance as at April 28, 2004.

(U.S.$ in millions)
2004	$ 64
2005	$ 206
2006	$ 187
2007	$ 165
2008	$ 146

     (h) Represents the elimination of John Hancock’s historical amortization of its VOBA.

     (i) Represents the additional change in actuarial liabilities as a result of the purchase accounting adjustments made to actuarial liabilities.

     (j) Represents the amortization of the fair value adjustments related to John Hancock’s debt and subordinated debt.

     (k) Represents the income tax effects, at 35%, of the above adjustments to the statements of operations, as well as changes in the recognition of income tax expense on leverage leases as a result of purchase accounting, as required by FIN 21 and SFAS 13.

3.     Earnings Per Common Share

     Pro forma earnings per common share for the nine months ended September 30, 2004 and for the year ended December 31, 2003 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below.

     (a) The actual weighted average number of common shares of Manulife is 659.9 million for the nine months ended September 30, 2004 and 462.7 million for the year ended December 31, 2003.

     (b) The pro forma weighted average number of common shares after giving effect to the acquisition is 807.2 million for the nine months ended September 30, 2004 and 804.9 million for the year ended December 31, 2003.

The weighted average number of common shares reflects the issuance of 342.2 million Manulife common shares as described in Note 2(a) as at the beginning of the pro forma periods. The portion of the issuance of the 342.2 million Manulife common shares related to the acquisition of John Hancock’s restricted common shares is included in the basic weighted average number of common shares outstanding because the restrictions lapse at the date of acquisition.

     (c) The additional weighted average number of diluted common shares reflects the exchange of John Hancock stock options for Manulife stock options.